Exhibit 99.1

Zhibao Technology Inc. Announces Pricing of Initial Public Offering

Shanghai, April 01, 2024 (GLOBE NEWSWIRE) -- Zhibao Technology Inc. (“ZBAO” or the “Company”), a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities in China, announced today the pricing of its initial public offering (the “Offering”) of 1,500,000 Class A ordinary shares at a price of $4.00 per share to the public for a total of $6,000,000 of gross proceeds to the Company, before deducting underwriting discounts and offering expenses.

The Company has granted a 45-day option to the underwriters to purchase up to 225,000 additional Class A ordinary shares solely to cover over-allotments, if any. All of the Class A ordinary shares are being offered by the Company. The Class A ordinary shares have been approved for listing on The Nasdaq Capital Market and are expected to begin trading on April 2, 2024, under the symbol “ZBAO.” The offering is expected to close on April 3, 2024, subject to customary closing conditions.

EF Hutton LLC is acting as the sole book-running manager for the Offering.

A registration statement on Form F-1 relating to the Offering, as amended, was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333 -274431) and was declared effective by the SEC on March 29, 2024. The Offering is being made only by means of a prospectus, forming part of the effective registration statement. A preliminary prospectus relating to the Offering has been filed with the SEC. A copy of the final prospectus related to the Offering, when available, will be filed with the SEC and may be obtained from EF Hutton LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@efhutton.com or telephone at (212) 404-7002. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Zhibao Technology Inc.

Zhibao Technology Inc. (“Zhibao” or the “Company”) is a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed more than 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao China Group acquire and analyze customer data, utilize big data and artificial intelligence technology to continually iterate and enhance its digital insurance solutions. This iterative process, in addition to continually improving its digital insurance solutions, will keep the Company abreast of the new trends and customer preferences in the market.

For more information, please visit the Company’s website at www.zhibao-tech.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “is/are likely to,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Contact Information:

For Media and Investor Relations
Zhibao Technology Inc.
Investor Relations Office
ir@zhibao-tech.com

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